82-1357"

Continental

Press Release

06017079

RECEIVED
2006 SEP 25 P 12: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

No Involvement by Private Equity Investor at Continental AG - Process Mutually Terminated

Hanover, September 19, 2006. A private equity investor had contacted Continental AG, Hanover, in order to assess the potential submission of a public takeover bid. In the meantime this review, which was only at an early stage, has been terminated by mutual agreement. The Continental Executive Board has decided to make the termination of this process public to dismiss any rumors on the capital market. Continental AG did not enter into any material commitments in connection with this process.

"We regard this interest of private investors as a confirmation of the attractiveness of Continental and its perspective in the future," stressed the Executive Board chairman Manfred Wennemer. "Continental continues to demonstrate that the company can orientate itself strategically to deal with new challenges and adapt to the ever-changing conditions presented by globalization."

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation realized sales of €13.8 billion. It currently has a worldwide workforce of around 85,000 employees.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Strasse 9
D-30165 Hanover
Ph. +49 511 938-1485, Fax: -1055
Email: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
D-30165 Hanover
Ph. +49 511 938-1278, Fax: -1055
Email: prkonzern@conti.de

PROCESSED
SEP 28 2006
THOMSON FINANCIAL

Corporate Image and Video Library: www.conti-online.com

dlw 9/25

"Exemption No. 82-1357"

Continental

Press Release

Continental Counting on Growth in Commercial Vehicle Market

- Tire production expanded to more than 7 million tires
- ContiTech experiences double-digit growth in commercial vehicle market
- Automotive Systems makes gains with electronic engine control systems

Hanover, September 20, 2006. Continental AG, Hanover, is profiting from the growing demand for commercial vehicles. The international automotive supplier expects to achieve sales this year totaling nearly €2.0 billion in the original equipment and replacement business with the commercial vehicles sector. "We are counting on further growth in the coming year," said Dr. Hans-Joachim Nikolin, Continental board member responsible for the Commercial Vehicle Tires division, on Wednesday at the IAA Commercial Vehicles in Hanover.

In the **Commercial Vehicles Tires division**, Continental's capacities exceed 7.0 million tires this year. The plant in Puchov, Slovakia, and the Continental Sime Tyre operations in Malaysia have been expanded, and production got started in the new facility in Camaçari, Brazil. "We are currently at the limits of our production capacity. We still have to wait and see, however, if the growth in global sales next year turns out as high as forecast by experts. And in a market where this is considerable pressure on prices, we will not take on any orders that would result in a loss for us," said Dr. Nikolin, referring to the sharp rise in raw material prices. "However, we do feel that basically, the positive trend is continuing in the replacement business in Europe and North America as well as in the original equipment market, where we have made our way up to second place in Europe. All in all, we have increased global sales in the first seven months of this year by 3 percent."

According to Dr. Nikolin, the strategy of growing in the international markets is showing the first signs of success. "For instance, we have already boosted our sales in the South American market by 18 percent this year. The Camaçari plant, where we will produce about 70,000 commercial vehicle tires by the end of the year, will undoubtedly help us strengthen our position in this market further. By establishing a sales company in Shanghai, Continental has taken the first step in the Chinese market as well.

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Business in the Commercial Vehicle Tire division is being impacted by the situation on the raw material market. "In the first six months, we had to deal with cost increases of €45 million. We could offset these increases only in part with market price rises, whereby we did manage to improve our price position compared to the competition somewhat," explained Dr. Nikolin.

He stressed that the product offensive would continue. After the reengineered construction-site and long distance tires for the steering axle last year, Continental is introducing new van tires (Vanco 2), the new HTL 1 mega-trailer tire in the size 445/45 R 19.5. and the *SuperDrive HDL1 (Long Distance for the drive axle) this year. The HDL1 in the size 495/45 R* 22.5 can replace the usual dual fitment tires, saves fuel thanks to its low rolling resistance and makes higher payloads possible by virtue of low system weight. Continental is planning to launch new products on the market next year as well.

Development activities continue to concentrate in particular on customer advantages in the cost-sensitive transport sector. The superior rolling resistance of the Continental tires ensures that at least a part of the increased fuel costs can be compensated. High priority is also given to the subject of safety provided by winter tires. By once again expanding its product range for winter and extreme winter driving conditions, Continental is also staying abreast with the changes made to the German road traffic regulations, which specify that "...vehicles must be equipped with adequate gear adjusted to the weather conditions..." For the first time, application-specific reinforced winter tires are available for the steering axles of local public transit buses.

The **ContiTech division** achieved double-digit growth in sales to the commercial vehicle industry. ContiTech is for instance the market leader in Europe for air springs and number 2 worldwide, and remains on track for growth. Starting in October, the division will be the new volume-production supplier for the truck maker DAF Trucks N.V., Eindhoven, supplying DAF with roughly 180,000 axle air suspension systems for commercial vehicles each year. The relevant multiyear agreements were signed recently.

.../3

Air springs for seat and cab suspension systems are also experiencing a positive trend. In Europe, ContiTech is the leading supplier in the field of hoses, hose lines and plug connectors as well. Above all, new applications such as SCR hose lines contributed to the considerable growth. In the coming years, the segment wants to make gains primarily outside of Europe. In the field of engine suspension systems, which are produced by ContiTech Vibration Control, the division is supplying engine mounts for the heavy truck VW Constellation for the first time. Benecke-Kaliko AG uses its expertise in surface design and development to expand its business with the commercial vehicle sector.

The **Automotive Systems division** supplies DaimlerChrysler with electronic engine control systems for heavy and medium-duty commercial vehicle drives. The division anticipates exceptional growth in this product sector. Strengthened by the acquisition of Motorola's automotive products operations, the commercial vehicle business is expanding significantly in North America as well as in the Asian region. Sales of these products will experience extremely high growth.

In the field of driver assist systems, the Automotive Systems division offers the products Lane Departure Warning and Adaptive Cruise Control for commercial vehicles. There is potential for growth with sensor systems for the automatic emergency brake. Continental started supplying these systems this year to Mercedes-Benz for the Actros.

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation realized sales of €13.8 billion. It currently has a worldwide workforce of around 85,000 employees.

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9, 30165 Hanover
Ph. +49 511 938-1278, Fax: -1055
E-mail: prkonzern@conti.de

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